

May 1, 2018

Sandra Wallach
Chief Financial Officer
Identiv, Inc.
2201 Walnut Avenue, Suite 100
Fremont, California 94538

> **Re: Identiv, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 30, 2018**
> **File No. 333-224551**

Dear Ms. Wallach:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Derby, Staff Attorney, at (202) 551-3453 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

> Division of Corporation Finance
> Office of Information Technologies
> and Services

cc: Gabriella Lombardi